UNITED STATES
'JRITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

16006354

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SEC Mail Processing Section
MAR 14 2016
Washington DC
416

'NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2015** AND ENDING **12/31/2015**
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First American Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

324 West High Street
(No. and Street)

Orrville	Ohio	44667
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212)-668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab And Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Avenue, Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Brenner Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First American Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

STACIE DeARMENT
NOTARY PUBLIC, STATE OF OHIO
My Commission Expires 9/23/2019

Stacie DeArment
Notary Public

____
Signature

CEO
Title

This report ** contains (check all applicable boxes):

- X (a) Facing Page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- X (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sworn to and subscribed before me this 8th day of Feb., 2016

FIRST AMERICAN SECURITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Management and Stockholders
First American Securities, Inc.

We have audited the accompanying statement of financial condition of First American Securities, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of First American Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First American Securities, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of First American Securities, Inc.'s financial statements. The supplemental information is the responsibility of First American Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 9, 2016

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Assets		
Cash and cash equivalents	$	13,968
Clearing deposit		9,015
Commission receivable		22,520
Prepaid expenses		11,504
Total assets	$	57,007

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	11,780
Commissions payable		14,277
Total current liabilities		26,057
Stockholder's equity		
Common stock, voting, $.01 par value per share; 5,000,000 shares authorized, 464,000 issued and outstanding		4,640
Common stock, non-voting, $.01 par value per share; 5,000,000 shares authorized, 40,000 shares issued and outstanding		400
Additional paid-in capital		549,951
Accumulated deficit		(524,041)
		30,950
Total liabilities and stockholder's equity	$	57,007

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:	
Commissions	$ 160,584
Selling concessions	155,601
	316,185
Expenses:	
Clearing fees	22,396
Compensation and related costs	143,822
Professional fees	65,992
Other operating expenses	180,873
Total expenses	413,083
Income (loss)	(96,898)

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Voting	Non-Voting			
Balances, December 31, 2014	$ 4,640	$ 400	455,951	(427,143)	33,848
Capital contributions			94,000		94,000
Net income (loss)				(96,898)	(96,898)
Balance, December 31, 2015	$ 4,640	$ 400	$ 549,951	$ (524,041)	$ 30,950

The accompanying notes are an integral part of these financial statements

FIRST AMERICAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net income (loss)	$	(96,898)
Adjustments to reconcile net income to net		
cash flows from operating activities:		
Changes in operating assets and liabilities		
Commissions receivables		47,997
Prepaid expenses		6,068
Accounts payable		(15,309)
Commissions payables		(50,124)
Net cash used in operating activities		(108,266)
Cash flows from financing activities:		
Shareholders contributions		94,000
Net cash provided in financing activities		94,000
Net (decrease) increase in cash and cash equivalents		(14,266)
Cash and cash equivalents at beginning of period		28,234
Cash and cash equivalents at end of period	$	13,968

The accompanying notes are an integral part of these financial statements.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies

Nature of Business

First American Securities, Inc. ("the Company") is a securities broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated on November 10, 1993 and approved for FINRA membership (formerly known as the NASD) on December 15, 1994. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker and directly through Investment Companies by means of a Selling Agreement or Selected Dealer agreement.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

The Company at year end is a wholly owned subsidiary of FAS Holdings, LLC (the "Parent"). On June 16, 2011, the prior sole shareholder of the Company, Mathews Financial, LLC ("Seller") and Joan D. Mathews (sole member) and FAS Holdings, LLC, a Michigan limited liability company ("buyer") entered into a Stock Purchase Agreement ("Agreement"), wherein the Seller agreed to sell all of the outstanding shares of capital stock issued by the Company to the Buyer. The Agreement provides that sufficient cash assets will remain with the Broker-Dealer, such that the Broker-Dealer remains compliant with the SEC net capital rule. The Agreement also provides that the Seller and Buyer would cooperate with the preparation and submission to FINRA of Rule 1017 Continuance in Membership Application. The sale of common stock to the Buyer under terms of the Agreement became effective on April 11, 2012.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2015, the Company had no uninsured cash balances.

Income Taxes

The Company accounts for income taxes according to, FASB ASC 740-10-50 (formerly SFAS No. 109) and FIN 48, which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred asset will not be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company generally recognizes a 100% valuation allowance on any deferred tax assets because it is more likely than not the Company will not be able to use such deferred tax assets in the future.

Revenue Recognition

Securities transactions and related commission income and expenses are recorded on a settlement date basis. Selling concessions revenue is derived from insurance products and REITS and is recognized when earned.

FIRST AMERICAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

Note 1 – Summary of Significant Accounting Policies (continued)

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis. As of December 31, 2015, the net capital ratio was 280% and net capital was $9,306, which was in excess of the $5,000 required minimum by $4,306.

The Company's brokerage activity is transacted on a fully disclosed basis through Southwest Securities, Inc. and, accordingly, is exempt from the requirements of Rule 15c3-3 of the Securities Exchange Commission based on provisions of Section (k)(2)(ii) of the Rule.

Note 3 – Income Taxes

At December 31, 2015, the Company had net operating losses ("NOL") carry- forwards for federal and state income purposes in the amount of $287,180. These losses are available for future years and expire through 2035. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382. For the calendar year 2015, the Company has no material tax obligations to the federal or state governments in which it conducts business

During the year ended December 31, 2015, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For federal income tax purposes, the tax returns for the calendar years 2012, 2013, 2014 and 2015 remain open for possible examination for a period of three years after respective filing deadlines of those returns.

Note 4 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2015, margin accounts guaranteed by the Company were not material.

Note 4 - Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk (Continued)

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 5 – Commitments and Contingencies

In 2016, the Company received a Wells notice from the Financial Industry Regulatory Authority, Inc. (FINRA) regarding a preliminary determination to recommend disciplinary action against the Company for possible FINRA rules violations from previous years. A Wells notice is neither a formal allegation nor a finding of wrongdoing. The Company is currently unable to estimate how long the FINRA process will last or its ultimate outcome. Management believes that no accrual for penalties or potential settlements is justified. The Company has engaged outside counsel to assess the potential for a negative outcome. These efforts have supported that the potential fine to be assessed cannot be deemed probable or reasonably estimable, and as such, has not been accrued on the Statement of Financial Condition.

Note 6 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2016 through March 9th, 2016, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

Schedule I
First American Securities, Inc.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND
RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF DECEMBER 31, 2015

Total ownership equity from Statement of Financial Condition	$ 30,950
Deduct:	
Prepaid Expenses	11,504
Non-Allowable Receivables	10,140
NET CAPITAL	$ 9,306

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness, or $5,000)	5,000
Excess net capital	$ 4,306

COMPUTATION OF AGGREGATE INDEBTEDNESS

Totak A.I. liabilities from Statement of Financial Condition	$ 26,057
Perecentage of aggregate indebtedness to net capital	280%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2015.

SCHEDULE II
FIRST AMERICAN SECURITIES, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2015

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (2) (ii) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder's
First American Securities, Inc.

We have reviewed management's statements, included in the accompanying First American Securities, Inc. Exemption Report, in which (1) First American Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which First American Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) First American Securities, Inc. stated that First American Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First American Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First American Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, PA
Maitland, Florida
March 9, 2016

First American Securities, Inc.'s
Exemption Report

First American Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(ii)]

a. All of the customer transactions are cleared through the following broker-dealer(s) on a fully disclosed basis: **Hilltop Securities**

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year without exception.

I, Thomas Brenner Jr. , swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature] **Date:** 2-8-16

Title: CEO